September 13, 2018

Philip M. Rice, II
Chief Financial Officer
Zivo Bioscience, Inc.
2804 Orchard Lake Rd., Suite 202
Keego Harbor, Michigan 48320

       Re: Zivo Bioscience, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 14, 2018
           File No. 000-30415

Dear Mr. Rice:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Condensed Consolidated Balance Sheet, page 4

1. In your Form 10-K for the year ended December 31, 2017, you reported a deferred finance cost asset of $3,877,801 and Convertible Debentures Payable of $17,443,768. However,
       starting with your Form 10-Q for the six months ended June 30, 2018, you now report zero for your deferred finance cost asset and lower Convertible Debentures Payable of
       $13,565,967 as of December 31, 2017. Please address the following:
         Explain your basis for making these adjustments.
         Tell us whether the adjustments reflect your adoption of ASU 2015-03, and if so, why it was adopted in the second quarter of 2018 rather than in the first quarter of 2016
 Philip M. Rice, II
Zivo Bioscience, Inc.
September 13, 2018
Page 2
             when it was required.
             Tell us the technical guidance upon which you relied in making these adjustments and related disclosures, including your consideration of ASC 250. In particular, explain why your presentation did not clearly identify the amounts as restated or that an error was corrected.
             In addition, explain to us your basis for allocating the cost of issued warrants between the sale of common stock and the issuance of debt, as discussed on pages 7 and 13.
             Tell us how you considered these adjustments in your effectiveness conclusions as part of your evaluations of internal controls over financial reporting and disclosure controls and procedures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 with any questions.



FirstName LastNamePhilip M. Rice, II                           Sincerely,
Comapany NameZivo Bioscience, Inc.
                                                               Division of
Corporation Finance
September 13, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName